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October 21, 2008

VIA EDGAR

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Winton Futures Fund L.P. (US) (the “Registrant”) – Form 10 Amendment No. 2

Dear Mr. McTiernan:

We thank you for your comment letter of October 7, 2008 relating to the Registrant’s Form 10 Amendment No. 1 filed on September 26, 2008.  For your convenience, the comment included in your October 7, 2008 letter is set forth verbatim below, together with the Registrant’s response thereto.

Item 1: Business

Narrative Description of Business

(i) General, page 2

1.	Please describe the rights of your Special Limited Partners in Item 1 after the discussion of your three classes of limited partner interests.

The Registrant has added this description.

Very truly yours,

/s/ Nathan A. Howell
Nathan A. Howell

cc:           David Mathews
James Biery

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